Form 20-F
period 2010-09-30
Asia Growth Private Equity 1, Ltd
filed 2010-12-20
CIK 1475958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended September 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 Date of event requiring this shell company report _____________

For the transition period from _______________ to _____________

Commission File number: 000-53818

Asia Growth Private Equity 1, Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China

(Address of principal executive offices)

JC Capital Management, Limited
ATTN: James Hahn
Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China
Tel: 917-915-8857

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Shares, no par value

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.   150 Shares, no par value, as of September 30, 2010

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes      ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If   “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐       Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☒Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes     ☐ No   N/A ☒

PRELIMINARY NOTE

Foreign Private Issuer Status: Asia Growth Private Equity 1, Limited (“we”, “our”, “us”, the "Company" or the "Registrant") is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our Shares, no par value, (the “Shares”) are held by non-United States citizens and residents, and our business is administered principally outside the United States (“U.S.”). As a result, we believe that we qualify as a "foreign private issuer" to continue to file our annual reports using Form 20-F.

Currencies:    The financial information presented in this Annual Report is expressed in U.S. Dollars, and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

Generally Accepted Accounting Principles:    We report our financial results using United States generally accepted accounting principles ("US GAAP").  Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Forward-Looking Information: This Annual Report contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “ Item 3.D. Risk Factors” and elsewhere in this Annual Report, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this Annual Report that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,”  “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

The financial statements of the Company are attached hereto and found immediately following the text of this Annual Report. The audit report of Michael T. Studer CPA P.C. is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3:

A. Selected financial data

  The following selected financial data, for fiscal year ended September 30,2010 and the period from August 27, 2009 to September 30, 2009 and at September 30, 2009 and September 30, 2010, should be read in conjunction with the financial statements and other information included elsewhere in the Annual Report.

		For the Fiscal Year Ended
Selected Financial Data:	September 30, 2010	For the Period from August 27, 2009 (Inception) to September 30, 2009
Net sales/operating revenues	$0	$0
Net loss	$(245,800)	$(26,950)
Net loss per share-basic and diluted	$(5,852)	$(26,950)

Balance Sheet Data:	September 30, 2010	September 30, 2009
Total assets	$150	$1
Total Liabilities	$272,750)	$26,950
Total Stockholders’ Deficit	$(272,600)	$(26,949)

The Company has not declared any dividends on its Shares since incorporation and does not anticipate that it will do so in the foreseeable future.

The official currency of the BVI is the U.S. Dollar. Therefore, disclosure of the exchange rate between the BVI and the U.S. is not applicable.

B. Capitalization and indebtedness:

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk Factors.

 An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our shareholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. In addition, our director, JC Capital Management, Limited (“JC Capital”), is currently involved with five other BVI blank check companies -- Asia Private Equity SPAC 1, Limited, Asia Private Equity SPAC 2, Limited, Asia Private Equity SPAC 3, Limited, Asia Growth Private Equity 2, Limited and Asia Growth Private Equity 3, Limited. To date, none of such companies has made an acquisition nor has JC Capital received any benefits from any of such companies. Conflicts in the pursuit of business combinations with such other blank check companies with which JC Capital and affiliates of our majority shareholders are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. We cannot assure you that conflicts of interest among us, our management and our shareholders will not develop.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue or assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination or consummate a business combination that will be profitable to us.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of an investment in the Company. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting very limited time (no more than 10 hours per week) to the Company's affairs in total. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

 The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company outside the U.S., we will be subject to risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Shares, and liquidity of our Shares is limited.

Our Shares are not registered under the securities laws of any country, state or other jurisdiction, and accordingly there is no public trading market for our Shares. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business. Our outstanding Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. It is possible that our Shares cannot be sold under the exemptions from registration provided by Rule 144 or Section 4(1) of the Securities Act Under Rule 144(i) effective February 15, 2008, Rule 144 is not available for the resale of securities issued by a shell company unless: (A) the company is no longer a shell company as defined by Rule 144(i)(1); (B)  the company has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (C) the company has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), and at least one year has elapsed from the date that the company filed such “Form 10 information” with the SEC.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in you being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a foreign private investment company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a foreign private investment company, U.S. investors who invest in our securities may suffer adverse tax consequences. These consequences may include being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.

Principles of BVI corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are obviously unreasonable may be declared null and void. In addition, in most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, the liability of a director of a corporation to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and in the best interests of the corporation.

Further, BVI law does not protect the interests of the minority shareholders to the extent that the law in the U.S. protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board of Directors (the “Board of Directors”) and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to the Company’s shareholders may be limited under BVI law.

The rights of our shareholders will be governed by the Memorandum of Association (the “Memorandum”) and the Articles of Association of the Company (the “Articles”), as interpreted in accordance with the laws of the BVI.  Where any provision of any contractual arrangement between a shareholder and the Company or any third party is inconsistent with the provisions of the Memorandum and Articles of the Company, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against the Company. Any remedies available to a shareholder of the Company may be limited to remedies available under BVI law and regulation which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions' laws and regulations.

Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers and directors will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability. Because of these exemptions, shareholders may not be afforded the same protection or information generally available to shareholders holding shares in public companies organized in the U.S. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC. We will also file with the SEC, as required under Form 6-K, copies of each material document that we are required to publish, or have published, under BVI law, or that we have distributed to our non-U.S. shareholders.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of a maximum of 50,000 Shares, no par value. Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of such authorized but unissued Shares without shareholder approval. To the extent that additional Shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our Shares might be materially and adversely affected.

The Company has not conducted market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our shareholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our Shares. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our Shares will be quoted on NASDAQ or listed on any U.S. or foreign securities exchange.

Following a business combination, we may seek the listing of our Shares on a stock exchange or quotation with NASDAQ. However, we cannot assure you that following such a transaction, we will be able to meet the initial quotation or listing standards of NASDAQ or any stock exchange, or that we will be able to maintain a quotation or listing of our Shares on NASDAQ or any stock exchange. After completing a business combination, until our Shares are quoted on the NASDAQ or listed on a stock exchange, we expect that our Shares would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Shares. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Shares, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

This Annual Report contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Item 4.  Information on the Company

A. History and Development of the Company

                 Asia Growth Private Equity 1, Limited was incorporated in the BVI on August 27, 2009 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company. The Company has not conducted any negotiations nor entered into a letter of intent concerning any target business.

The principal executive office of the Company is at Suite 2503, Bank of America Tower, 12 Harcourt Road Central, Hong Kong, SAR, China. The telephone number of the principal executive office is + 852-9853-7778.

(1) Form of Acquisition

The manner in which the Registrant would participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

The Registrant will target companies which are seeking to merge or do a share exchange with a public reporting shell. The Registrant does not intend to solicit investors for companies in which it will acquire an interest. The Registrant does not intend to pay cash finder’s fees or issue securities as finder’s fees. The Registrant believes that it is unlikely to merge with or acquire another company in which the Registrant’s promoters, management, or promoters' or its management's affiliates or associates, directly or indirectly, have an ownership interest, because none of the companies currently owned by its promoters, management, or promoters' or management's affiliates or associates would be a good candidate for a merger or share exchange.

After finding the target company, the Registrant would consummate a reverse merger after which the shareholders of the target company would generally hold most of the shares of the Registrant, which would be the surviving company. Giving effect to the reverse merger, the present shareholders of the Registrant would likely have a small percentage of the shares of the Registrant. There will not be a minimal transaction value required as a condition to effectuating a reverse merger with any target company. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors of the Registrant would be appointed without any vote by shareholders of the Registrant. The Registrant does not intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition. The Registrant prefers to choose reverse merger candidates which have audited financial statements. If there is a reverse merger candidate with high potential, but without audited financial statements, the Registrant would wait for audited financials of the target company to be available before consummating the merger. We believe we will not be subject to regulation under the Investment Company Act, since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders. Most likely, management will seek to structure any such transaction so as not to require shareholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred. The payment of compensation to any director, officer, or promoter of the Company will be a condition to which a target company must agree.

We presently have no employees. Our sole director is engaged in outside business activities and will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(2) Reports to security holders

(a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(b) The Company will file reports with the SEC. The Company will be a reporting foreign private issuer and will comply with the requirements of the Exchange Act.

(c) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

 B. Business Overview

The Company, based on its proposed business activities, is a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act, the Company also qualifies as a “shell company”, because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced; and

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C. Organizational Structure

The Company is not part of a group and does not have any subsidiaries.

D. Property, Plants and Equipment

The Company neither rents nor owns any properties.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

A.  Operating results.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire, a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through equity investments and/or borrowings from our shareholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i)   filing of Exchange Act reports and other regulatory costs; and

(ii)   costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our shareholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our management has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B.  Liquidity and capital resources.

The Company’s only internal and external sources of liquidity will be equity investments and loans from our director and shareholders. The Company intends to obtain any additional working capital needed by requesting it from our majority shareholder.

Operating expenses for periods subsequent to formation will be funded by equity investments or advances from our majority shareholder. Cash and cash equivalents will be held in a U.S. domiciled bank account in either an interest bearing money market account or a non-interest bearing cash checking account.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information.

Not applicable.

E.  Off-balance sheet arrangements

The Company presently has no off balance sheet commitments.

F.  Tabular disclosure of contractual obligations

None.

G. Safe harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.

Our director is JC Capital, which is controlled by Kyu Hun (Chris) Park, who owns 51% of the voting stock of such company.  JC Capital has appointed its director, Mr. James Hahn, to be its Secretary and duly authorized representative for the purpose of representing it at meetings of directors of the Company, the signing of consents and signing of public reporting documents.

Our officers are as follows:

Name	Age	Position
James Hahn	46	President, Chief Executive Officer, Chief Financial Officer, Secretary
Jin Cheng (Jason) Yuan	35	Vice President
Kyu Hun (Chris) Park	46	Vice President

James Hahn was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company since its inception. Mr. Hahn also has served as the managing partner of Alpine Venture Associates, LLC from 1999 to present.  Mr. Hahn received a bachelor degree of Science in Economics from the University of Pennsylvania in 1985.

Jin Cheng (Jason) Yuan was appointed as the Vice President of the Company since its inception. Mr. Yuan is the founding partner of Knights Investment, a comprehensive investment group specializing in fast-growing enterprises.  Mr. Yuan has many years of active hands-on management and operational experience in private equity investments in growth companies based in the People's Republic of China.  He has made investments in several industries including a budget hotel chain, a firm manufacturing construction materials, and companies in the retail, food and specialty metals industries.  Mr. Yuan holds a Bachelor degree in Economics from the University of International Business and Economics in Beijing, China.

Kyu Hun (Chris) Park, was appointed as the Vice President of the Company since its inception. Mr. Park is the founding partner of JC Asia Alpha Private Equity, a strategic private equity investor based in Shanghai, China.  JC is the lead investor in control transactions where the team and its advisory board possess domain expertise including: consumer retailing, environmental, gaming, and education.  Chris has over 22 years experience in business operations as founder and Chairman of several successful communication and technology companies.   Mr. Park holds a Bachelor degree in Economics from Seoul National University in Seoul, Korea.

 James Hahn is the only promoter of the Company.

There are no agreements or understandings for any director or officer to resign at the request of another person and no director or officer is acting on behalf of or will act at the direction of any other person.

B. Compensation.

Neither the Company's director nor any officers, directors or shareholders of the Company’s director have received any cash remuneration since inception. None of such persons will receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by the director in such capacity. The director intends to devote a minimum amount of time to our affairs.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

C.  Board Practices.

The term of office of the director expires at a time fixed by the Company by means of a resolution of shareholders or resolution of Directors. In the case of a director who is an individual the term of office of a director shall terminate on the director’s death, bankruptcy, resignation or removal. The insolvency of a corporate director shall terminate the term of office of such director. Officers serve at the discretion of the Board of Directors.

D.  Employees.

None.

E.  Share Ownership.

JC Capital Management, Limited owns one Share out of the total outstanding 150 Shares, less thank 1% of the total outstanding Shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

None.

B.  Related Party Transactions.

On September 1, 2009, the Company entered into a consulting services agreement with Alpine Venture Associates, LLC (“Alpine Venture”). Alpine Venture is controlled by its 100% shareholder and sole director, James Hahn. Under the agreement, Alpine Venture is to be paid a consulting fee of $20,000 per month to have its officer and director serve as the Company’s chief executive officer and president, find suitable acquisition targets and make required filings with the SEC. This agreement shall not be terminated and the obligation of the Company to pay Alpine Venture shall be a liability of the Company for as long as the Company exists. This agreement shall continue until either party terminates this agreement by providing 30 days written notice of such intention to the other party.  As of September 30, 2010, the total accrued consulting fee amounted to $260,000.

During September 30, 2009 to September 30, 2010, Alpine Venture paid expenses aggregating $900 on behalf of the Company. This loan payable is unsecured, non-interest bearing, and due on demand.

On December 8, 2010, Alpine Venture loaned the Company $3,900 for working capital and business expansion. This loan payable is unsecured, non-interest bearing, and due on December 8, 2013.

C.  Interests of experts and counsel.

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report. The audit report of Michael T. Studer CPA P.C. is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes

Not applicable.

Item 9.  The Offer and Listing

Not applicable.

Item 10.  Additional Information

A.  Share capital.

Not applicable.

B.  Memorandum and articles of association.

(1) The Company was incorporated in the BVI under the BVI Business Companies Act of 2004 (the “BVI Act”) on August 27, 2009. Pursuant to the Memorandum, there are no restrictions on the business on which the Company may carry. The BVI company number o f the Company is 1545592.

(2) Section 8.3 of the Articles provides that the minimum number of directors shall be one and the maximum number shall be 12.  Section 8.12 of the Articles provides that a director is not required to hold a Share as a qualification to office. Section 9.1 of the Articles provides that the business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the BVI Act or by the Memorandum or the Articles required to be exercised by the Shareholders.  Section 9.6 of the Articles provides that the directors  may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party. Section 13.1 of the Articles, concerning conflicts of interest, provides that a director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company. Section 13.3 of the Articles provides that a director of the Company who is interested in a transaction entered into or to be entered into by the Company may 1) vote on a matter relating to the transaction; 2) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of quorum; and 3) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

(3)  Section 18.1 of the Articles provides that directors of the Company may, by Resolution of Directors, authorize a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Section 18.2 of the Articles provides that Dividends may be paid in money, shares, or other property.  Section 7.1 of the Memorandum provides that each Share in the Company confers upon the shareholder: 1) the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders; 2) the right to an equal share in any dividend paid by the Company; and 3) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. Section 3.1 of the Articles provides that the Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent. Section 3.2 of the Articles provides that the Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

(4) Section 8 of the Memorandum provides that the rights attached to Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 percent of the issued Shares of that class.

(5) Section 7.1 of the Articles provides that any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. Section 7.2 of the Articles provides that upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

 (6)  There are no limitations or restrictions on the rights of non-resident or foreign shareholders to own shares or to hold or exercise voting rights.

(7)  There are no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company.

(8)  There are no provisions governing the threshold above which shareholder ownership must be disclosed.

C.  Material contracts.
On September 1, 2009, the Company entered into a consulting services agreement with Alpine Venture, a company which is controlled by its 100% shareholder and sole director, James Hahn. Under the agreement, Alpine Venture is to be paid a consulting fee of $20,000 per month to have its officer and director serve as the Company’s chief executive officer and president, find suitable acquisition targets and make required filings with the SEC. This agreement shall not be terminated and the obligation of the Company to pay Alpine Venture shall be a liability of the Company for as long as the Company exists. This agreement shall continue until either party terminates this agreement by providing 30 days written notice of such intention to the other party.  As of September 30, 2010, the total accrued consulting fee amounted to $260,000.

During September 30, 2009 to September 30, 2010, Alpine Venture paid expenses aggregating $900 on behalf of the Company. This loan payable is unsecured, non-interest bearing, and due on demand.

On December 8, 2010, Alpine Venture loaned the Company $3,900 for working capital and business expansion. This loan payable is unsecured, non-interest bearing, and due on December 8, 2013.

D.  Exchange controls.

There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company's group, the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.  Taxation.

Under current laws of the British Virgin Islands, there is no income, estate, sales or other British Virgin Islands taxes payable by the Company.

F. Dividends and Paying Agents

Not applicable.

G.  Statement by experts.

Not applicable.

H.  Documents on display.

Item 19 sets forth a list of exhibits that are filed as part of this Annual Report; that list is incorporated herein by reference.

I.  Subsidiary information.

The Company has no subsidiaries. Therefore, this item is not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

This is an Annual Report filed under the Exchange Act on this Form that includes the information specified in Part I and Part III only.  See General Instruction E(a) to Form 20-F.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures
              The Company’s management, with participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. The term “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by a company in reports, such as this report, that it files, or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s (“SEC”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, management concluded that, the Company’s disclosure controls and procedures were effective at that reasonable assurance level as of September 30, 2010, to satisfy the objectives for which they are intended.

(b) Management's Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We currently do not have a standing audit committee.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by the committee.  We intend, however, to establish an audit committee of the board of directors as soon as practicable.

Item 16B. Code of Ethics

We have not adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because we are a blank check, shell company with no operations whose management devotes only a limited amount of time to our business.

Item 16C. Principal Accountant Fees and Services

A.  Audit Fees.

The aggregate fees billed by Michael T. Studer CPA P.C. for professional services rendered for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided in connection with statutory and regulatory filings were $3,000 for the fiscal year ended September 30, 2010 and $3,000       for the fiscal year ended September 30, 2009.

B.  Audit-Related Fees.

There were no fees billed by Michael T. Studer CPA P.C. for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements for the fiscal years ended September 30, 2010 and 2009.

C.  Tax Fees.

There were no fees billed by Michael T. Studer CPA P.C. for professional services for tax compliance, tax advice, and tax planning for the fiscal years ended September 30, 2010 and 2009.

D.  All Other Fees.

There were no fees billed by Michael T. Studer CPA P.C. for other products and services for the fiscal years ended September 30, 2010 and 2009.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Part III

Item 17.    Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Michael T. Studer CPA P.C., is included herein immediately preceding the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1.1	Memorandum of Association. Incorporated by reference to Exhibit 1.1 to the Company’s Form 20-F, filed with the SEC on November 3, 2009 (the “2009 20-F”).

1.2	Articles of Association. Incorporated by reference to Exhibit 1.2 to the 2009 20-F.

4.1	Loan Agreement dated December 8th, 2010 with Alpine Venture Associates, LLC.

12.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended September 30, 2010.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Asia Growth Private Equity 1, Limited

By:	/s/ James Hahn
James Hahn Chief Executive Officer and President (principal executive officer) & Chief Financial Officer (principal financial officer and principal accounting officer)

 Date: December 20, 2010

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
(A Development Stage Company)
Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Balance Sheet as of September 30, 2010 and 2009	F-3

Statements of Operations for the year ended September 30, 2010, for the period August 27, 2009 (inception) to September 30, 2009 and for the period August 27, 2009 (inception) to September 30, 2010	F-4

Statements of Changes in Stockholders’ Equity for the year ended September 30, 2010, for the period
August 27, 2009 (inception) to September 30, 2009 and for the period
August 27, 2009 (inception) to September 30, 2010
F-5

Statements of Cash Flows for the year ended September 30, 2010, for the period August 27, 2009 (inception) to September 30, 2009 and for the period August 27, 2009 (inception) to September 30, 2010	F-6

Notes to Financial Statements	F-7 – F-9

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
 (A Development Stage Company)
Balance Sheets

	September 30, 2010	September 30, 2009
ASSETS

Current assets:
Cash and cash equivalents	$150	$-
Stock subscription receivable	-	1

Total current assets	150	1

Other assets	-	-

Total assets	$150	$1

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities:
Accrued consulting fees to related party	$260,000	$20,000
Loan payable to related party	900	-
Accrued expenses payable	5,900	1,000

Total current liabilities	266,800	21,000

Loan payable to related party	5,950	5,950

Total liabilities	272,750	26,950

Stockholders’ equity (deficiency):
Common stock, no par value: 50,000 shares
authorized, 150 shares (2009: 1 share) issued and outstanding	150	1
Deficit accumulated during the development stage	(272,750)	(26,950)

Total stockholders’ equity (deficiency)	(272,600)	(26,949)

Total liabilities and stockholders’ equity (deficiency)	$150	$1

See notes to financial statements.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
 (A Development Stage Company)
Statements of Operations

	Year ended September 30, 2010	Period August 27, 2009 (Inception) to September 30, 2009	Cumulative During the Development Stage August 27, 2009 (Inception) to September 30, 2010

Revenues	$-	$-	$-

Expenses:
Consulting fees to related party	240,000	20,000	260,000
General and administrative	5,800	6,950	12,750

Total expenses	245,800	26,950	272,750

Net loss	$(245,800)	$(26,950)	$(272,750)

Loss per share, basic and diluted	$(5,852)	$(26,950)

Weighted average number of shares outstanding, basic and diluted	42	1

See notes to financial statements.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
(A Development Stage Company)
Statements of Changes in Stockholders’ Equity

	Common Stock		Deficit Accumulated During the	Total Stockholders’ Equity
	Shares	Amount	Development Stage	(Deficiency)

Issuance of common stock for cash on August 27, 2009	1	$1	$-	$1

Net loss for the period August 27, 2009 to September 30, 2009	-	-	(26,950)	(26,950)

Balance, September 30, 2009	1	1	(26,950)	(26,949)

Issuance of common stock for cash on June 23, 2010	149	149	-	149

Net loss for the year ended September 30, 2010	-	-	(245,800)	(245,800)

Balance, September 30, 2010	150	$150	$(272,750)	$(272,600)

See notes to financial statements.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
 (A Development Stage Company)
Statements of Cash Flows

	Year ended September 30, 2010	Period August 27, 2009 (Inception) to September 30, 2009	Cumulative During the Development Stage August 27, 2009 (Inception) to September 30, 2010
Cash flows from operating activities:
Net loss	$(245,800)	$(26,950)	$(272,750)
Changes in operating assets and liabilities:
Increase in accrued consulting fees to related party	240,000	20,000	260,000
Increase in accrued expenses payable	4,900	1,000	6,800

Net cash used in operating activities	(900)	(5,950)	(5,950)

Cash flows from investing activities	-	-	-

Cash flows from financing activities:
Issuance of common stock for cash	150	-	150
Loan payable to related party	900	5,950	5,950

Net cash provided by financing activities	1,050	5,950	6,100

Net increase in cash	150	-	150

Cash and cash equivalents, beginning of period	-	-	-

Cash and cash equivalents, end of period	$150	$-	$150

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-

Income taxes paid	$-	$-	$-

See notes to financial statements.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
 (A Development Stage Company)
Notes to Financial Statements
For the year ended September 30, 2010,
for the Period August 27, 2009 (Inception) to September 30, 2009 and
for the Period August 27, 2009 (Inception) to September 30, 2010

NOTE 1 – ORGANIZATION

Asia Growth Private Equity 1, Limited (the “Company”) was incorporated in the British Virgin Islands on August 27, 2009.  The Company has no products or services; the Company is seeking a business to merge with or acquire.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).   The Company has a fiscal year end at September 30.  The Company has been presented as a “development stage enterprise” in accordance with Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”.  The Company has not commenced planned principal operations.  Since inception, the Company’s activities have been limited to organizational efforts, obtaining initial financing and making filings with the Securities and Exchange Commission.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c) Income taxes

The Company accounts for income taxes under ASC 740, "Income Taxes".  Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
 (A Development Stage Company)
Notes to Financial Statements
For the year ended September 30, 2010,
for the Period August 27, 2009 (Inception) to September 30, 2009 and
for the Period August 27, 2009 (Inception) to September 30, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Loss per share

Basic and diluted loss per share has been calculated based upon the weighted average number of common shares outstanding.

(e) Subsequent events

The Company has evaluated subsequent events through the filing date of this Form 20-F, and has determined that there were no subsequent events to recognize or disclose in the financial statements.

NOTE 3 – GOING CONCERN

At September 30, 2010, the Company had negative working capital of $266,650 and a stockholders’ deficiency of $272,600.  For the period August 27, 2009 (inception) to September 30, 2010, the Company incurred a net loss of $272,750.  These factors raise substantial doubt as to the Company’s ability to continue as a going concern.  The Company is making efforts to acquire a business with assets and operations.  However, there is no assurance that the Company will be successful in accomplishing this objective.  The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – ACCRUED CONSULTING FEES TO RELATED PARTY

On September 1, 2009, the Company entered into a consulting services agreement with Alpine Venture Associates, LLC (“Alpine Venture”). Under the agreement, Alpine Venture is to be paid a consulting fee of $20,000 per month to have its officer and director serve as the Company’s chief executive officer and president, find suitable acquisition targets and make required filings with the SEC. This Agreement shall not be terminated and the obligation of the Company to pay the Consultant shall be a liability of the Company for as long as the Company exists. This Agreement shall continue until either party terminates this Agreement by providing 30 days written notice of such intention to the other party.  As of September 30, 2010, the total accrued consulting fee amounted to $260,000.

ASIA GROWTH PRIVATE EQUITY 1, LIMITED
(A Development Stage Company)
Notes to Financial Statements
For the year ended September 30, 2010,
for the Period August 27, 2009 (Inception) to September 30, 2009 and
for the Period August 27, 2009 (Inception) to September 30, 2010

NOTE 5 – LOANS PAYABLE TO RELATED PARTY

As of September 30, 2010, Alpine Venture has loaned $6,850 to the Company for working capital purposes.  Loans payable to related party consist of:

	September 30, 2010	September 30, 2009

-interest at 0%, due on demand	$900	$-
-interest at 0%, due September 1, 2012	5,950	5,950

Total	6,850	5,950
Less: current portion	(900)	-

Noncurrent portion	$5,950	$5,950

NOTE 6 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue 50,000 shares of common stock, with no par value. On August 27, 2009, the Company sold 1 share of its common stock at a price of $1 per share to JC Capital Management Limited, a company whose director is also the Chief Executive Officer of the Company.   On June 23, 2010, the Company sold 149 shares of its common stock at a price of $1 per share to 149 unrelated individuals.

NOTE 7 – INCOME TAXES

The Company is not taxed in the British Virgin Islands where it is incorporated.

NOTE 8 – CONTINGENCY

The chief executive officer of the Company is also the chief executive officer of other companies with the same business objective as that of the company.  If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and his other business interests.  The Company has not formulated a policy for the resolution of such conflicts.